News Release

Burcon Issues Shareholder Letter

Vancouver, British Columbia, September 6, 2022 -- Burcon NutraScience Corporation ("Burcon" or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, today issued a letter to shareholders from its Interim CEO and Chairman of the Board, Peter H. Kappel.

Dear Fellow Shareholders,

This past Friday we announced the resignation of our Auditor of the past 21 years, PricewaterhouseCoopers LLP ("PwC").  This must have come as a surprise to you, as it did us when we were informed by PwC their intention to resign.  What was particularly agonizing for us was their insistence on the immediacy of carrying through their resignation in spite of the inconvenience, cost and disruption this would cause for Burcon given the annual shareholder meeting ("AGM") date already being set.  Simply, it is impossible to have an AGM without the appointment of an auditor.  With PwC no longer available, we needed to have made arrangements with another firm, which not only involves the commercial aspects, but also requires the completion by the audit firm of their client acceptance process.  The time was not sufficient and so we had to postpone the AGM.  We are in discussion with a successor firm and expect to be able to appoint a successor auditor and to reschedule the AGM for sometime in November.

PwC is a fine, very professional firm, we were very pleased with their service to us.  We thought we had a relationship that was open and were unaware of any concerns that would lead to their immediate resignation.  To our knowledge, PwC did not resign due to any reportable events or ethical issues with respect to Burcon.  Every firm is entitled to make a business decision influenced by its assessment of the profitability of a relationship and its ability to manage resources and risk and we are not disputing their rationale.  We do, however, vehemently disagree with the timing of resignation.  We had made it very clear to them what the implications of the timing were for Burcon, but this did not sway them.

That all of this came about so quickly was a surprise for us.  At the meeting of Burcon's Audit Committee on August 11, PwC was specifically asked if they had any concerns regarding Burcon and the committee was informed that there were not; they gave no indication of their intention to resign.  Furthermore, as with the previous 20 years, PwC was aware of our planned AGM and that Burcon was seeking shareholder approval for their reappointment.  PwC should also have been acutely aware of the due diligence that an audit firm must undergo prior to accepting an audit mandate and that any successor would have a great deal of difficulty doing so prior to the imminent date of the Burcon AGM.

The decision to delist from Nasdaq was not influenced by the resignation of PwC, however it did affect the timing.  Delisting from Nasdaq involves a process, the sooner that process is complete, the clearer it is for any successor auditor taking on the job of the audit risks involved.  Burcon's board had come to the conclusion that delisting was in the best interest of the Company, and the situation created by PwC's resignation spurred us to do it sooner.

Burcon was given until September 28, 2022 to achieve a share price in excess of US$1 for at least 10 consecutive trading days prior thereto.  Given the recent share price performance, we were doubtful that the US$1 target could be reached.  In considering whether alternative actions should be pursued, the board weighed the benefits of the listing against its costs and was unable to justify additional efforts to retain the listing.  We have not experienced any significant trading volume on Nasdaq and believe we can provide improved liquidity and flexibility by consolidating trading in Burcon stock on the TSX exchange.  Against this are the significant costs both in dollars spent (in excess of $500,000 third party costs annually) and in terms of time and effort on the part of staff.  While this outcome will disappoint some investors, with our limited resources, we believe it is better for Burcon to use those resources to focus on achieving our strategic goals.

With respect to those goals, we are pleased with recent developments at Merit in terms of production improvements and customer feedback on its latest product launch.  In addition, our partnership discussions on other plant proteins using Burcon technologies are moving forward and we are optimistic on being able to make an announcement on one or more of these.

I look forward to providing a more detailed corporate update at our rescheduled AGM.

Sincerely,

"Peter H. Kappel"

Peter H. Kappel

Interim CEO and Chairman of the Board of Directors

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built and commissioned a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, including statements with respect to the appointment of a successor auditor. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the implementation of our business model and growth strategies; trends and competition in our industry our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2022 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Director, Investor Relations

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM